Exhibit 12.1

Commonwealth Edison Company

Ratio of Earnings to Fixed Charges

						For the three months ended March 31,
	2004	2005	2006	2007	2008	2008	2009
Pre-tax income (loss) from continuing operations after adjustment for income or loss from equity investees	1,150	(304)	340	250	335	69	152
Fixed charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness (a)	357	287	307	308	323	95	78
Interest component of rental expense (b)	6	6	8	8	8	2	2

Total fixed charges	363	294	315	316	331	97	80
Pre-tax income (loss) from continuing operations after adjustment for income or loss from equity investees plus fixed charges	1,513	(10)	655	566	666	166	232
Ratio of earnings to fixed charges	4.17	(c )	2.08	1.79	2.01	1.71	2.90

(a)	Includes interest expense of $4 and $11 million for the three months ended March 31, 2009 and 2008, respectively, related to uncertain income tax positions accounted for under Financial Accounting Standards Board Interpretation No. 48, which was adopted on January 1, 2007.

(b)	Represents one-third of rental expense relating to operating leases.

(c)	For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for 2005 was approximately $304 million. Our earnings for 2005 were negatively impacted by a $1.2 billion non-deductible, non